UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                Manor Care, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                  564-054-10-4
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                                 (CUSIP Number)


 Patricia Bowditch                                   Copy to:
 Realty Investment Company, Inc.                     W. Leslie Duffy, Esq.
 8737 Colesville Road                                Cahill Gordon & Reindel
 Suite 800                                           80 Pine Street
 Silver Spring, Maryland  20910                      New York, New York 10005
 (301) 495-4400                                      (212) 701-3000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 10, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages
                         Exhibit Index begins on Page 5

                                  SCHEDULE 13D

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CUSIP No. 564-054-10-4               Page 2  of 5 Pages
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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            Stewart Bainum, Jr.                       IRS No. ###-##-####
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2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |_|
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*

            PF, WC, BK
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
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                             7         SOLE VOTING POWER
        NUMBER OF                      129,495
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY                      5,347,497
           EACH            ______________________________________________
        REPORTING
       PERSON WITH           9         SOLE DISPOSITIVE POWER
                                       9,962,506
                           ----------------------------------------------

                             10        SHARED DISPOSITIVE POWER
                                       5,347,497

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,310,003
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            24.04%
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14        TYPE OF REPORTING PERSON*
            HC, CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 5 Pages

          This Amendment No. 4 to Schedule 13D is being filed to amend Items 4 and 6 of the Schedule 13D.


Item 4.  Purpose of Transaction

          Item 4 is hereby amended and restated as follows:

          On June 10, 1998, Manor Care, Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Health Care and Retirement Corp., a Delaware corporation ("HCR"), and the Catera Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of HCR ("Merger Sub"). Pursuant to the Merger Agreement, the Merger Sub will merge (the "Merger") with and into the Company and the Company will become a wholly owned subsidiary of HCR. In accordance with the Merger Agreement, holders of the common stock, par value $.10 per share (the "Common Stock"), of the Company will receive for each share of Common Stock held, one share of common stock, par value $.01 per share, of HCR.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended and restated as follows:

          On June 10, 1998 in connection with the Merger Agreement, a voting agreement (the "Voting Agreement") was executed between Bainum Associates Limited Partnership, MC Investments Limited Partnership, Mid Pines Associates Limited Partnership, Realty Investment Company, Inc. (together the "13D Entities"), the Stewart Bainum Declaration of Trust and the Jane Bainum Declaration of Trust (together the "Trusts") and HCR with respect to the 15,180,508 shares of Common Stock owned of record in the aggregate by the 13D Entities and 4,516,253 shares beneficially owned by the Trusts. Pursuant to the Voting Agreement, the 13D Entities and the Trusts agreed, among other things, to vote their shares of Common Stock and granted the Merger Sub and certain officers thereof an irrevocable proxy to vote their shares of Common Stock (a) in favor of the Merger, the adoption of and execution and delivery of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated thereby and (b) against certain actions involving Manor Care described in such Voting Agreement. The 13D Entities and the Trusts also agreed not to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any of their shares of Common Stock, except under certain circumstances specified in the Voting Agreement. The 13D Entities and the Trusts also agreed not to solicit or respond to any inquiries or the making of any proposal by any person or entity (other than HCR or any affiliate thereof) with respect to Manor Care that constitutes or could reasonably be expected to lead to an Alternative Transaction (as such term is defined within the Merger Agreement).

Item 7.  Materials to Be Filed as Exhibits

     Exhibit 1 Voting Agreement dated June 10, 1998 among Health Care and Retirement Corporation, Bainum Associates Limited Partnership, MC Investments Limited Partnership, Mid Pines Associates Limited Partnership, Realty Investment Company, Inc., the Stewart Bainum Declaration of Trust and the Jane L. Bainum Declaration of Trust.

                                Page 3 of 5 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 1998



                              By:        /s/ Stewart Bainum, Jr.
                                        Name:  Stewart Bainum, Jr.



                                Page 4 of 5 Pages

                                          EXHIBIT INDEX

Exhibit      Description

1 Voting Agreement dated June 10, 1998 among Health Care and Retirement Corporation, Bainum Associates Limited Partnership, MC Investments Limited Partnership, Mid Pines Associates Limited Partnership, Realty Investment Company, Inc., the Stewart Bainum Declaration of Trust and the Jane L. Bainum Declaration of Trust.


























                                Page 5 of 5 Pages

                                                                       EXHIBIT 1
                                VOTING AGREEMENT


          VOTING AGREEMENT, dated as of June 10, 1998 (the "Agreement"), between the undersigned holders (collectively the "Holders" and each a "Holder") of shares of the common stock, $.10 par value (the "Manor Care Common Stock"), of MANOR CARE, INC., a Delaware corporation ("Manor Care"), and HEALTH CARE AND RETIREMENT CORPORATION, a Delaware corporation ("HCR").

                                    RECITALS

          Manor Care, HCR and Catera Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of HCR ("Merger Sub"), propose to enter into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"; capitalized terms not otherwise defined herein being used herein as therein defined), pursuant to which Merger Sub would be merged (the "Merger") with and into Manor Care, and each outstanding share of Manor Care Common Stock would be converted into the right to receive shares ("HCR Shares") of HCR Common Stock;

          As a condition of its entering into the Merger Agreement, HCR has requested each Holder to agree, and each Holder has agreed, to enter into this Agreement;

          Prior to the date hereof, HCR and the Holders had no agreement, arrangement or understanding (as such terms are used in Section 203 of the Delaware General Corporation Law (the "DGCL")) for the purpose of acquiring, holding, voting or disposing of shares of Manor Care Common Stock; and

          In consideration for the agreements contained herein, prior to the execution hereof, and prior to HCR becoming an "interested stockholder" for purposes of Section 203 of the DGCL, the board of the directors of Manor Care has approved this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, including the agreement of the Holders to vote as provided in Section 2 of this Agreement and not to transfer shares of Manor Care Common Stock as provided in Section 5(B) of this Agreement.

                                    AGREEMENT

          NOW, THEREFORE, the parties hereto agree as follows:

          1. Representations and Warranties of the Holders. Each Holder, with respect to itself and its Subject Securities, represents and warrants, severally and not jointly, to HCR as follows:

          A. Ownership of Securities. Each Holder is the record and/or beneficial owner of the number of shares of Manor Care Common Stock (the "Existing Securities") (together with any shares of Manor Care Common Stock or other securities of Manor Care hereafter acquired by the Holder, the "Subject Securities") set forth on the signature page to this Agreement, with such authority or power concerning such shares as is described on
     Schedule 1.A hereto with respect to such Holder. Such Holder does not beneficially or of record own any securities of Manor Care on the date hereof other than the Existing Securities. The Holder has sole voting power and sole power to issue instructions with respect to the voting of the Existing Securities, sole power of disposition, sole power of exercise and the sole power to demand appraisal rights, except as described on Schedule 1.A, in each case with respect to all of the Existing Securities, except as indicated on said Schedule and, on the date of the Manor Care Stockholders Meeting (as defined in the Merger Agreement), will have the sole voting power and power to issue instructions with respect to the voting of all of such Holder's Subject Securities, the sole powers of disposition, exercise and the sole power to demand appraisal rights, in each case with respect to all of such Holder's Subject Securities, except as described on Schedule 1.A.

          B. Power; Binding Agreement. Each Holder has the legal capacity, power and authority to enter into and perform all of such Holder's obligations under this Agreement. The execution, delivery and performance of this Agreement by each Holder will not violate any other agreement relating to the Subject Securities to which the Holder is a party, including, without limitation, any voting agreement, shareholder's agreement, partnership agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Holder and constitutes a valid and binding agreement of such Holder, enforceable against such Holder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     C. No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Holder and the consummation by such Holder of the transactions contemplated hereby and neither the execution and delivery of this Agreement by such Holder nor the consummation by such Holder of the transactions contemplated hereby nor compliance by such Holder with any of the provisions hereof shall conflict with or result in any breach of any applicable partnership or other organizational documents applicable to such Holder, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third-party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Holder is a party or by which such Holder's properties or assets may be bound or violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Holder or any of such Holder's properties or assets, except for any such conflicts, breaches, defaults or violations as would not materially impair such Holder's performance of its obligations hereunder.

          D. No Liens. The Existing Securities are now and, at all times during the term hereof, the Subject Securities will be held by such Holder, or by a nominee or custodian for the benefit of such Holder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any encumbrances arising hereunder or as set forth on Schedule 1.A.

          E. Certain Representations. Each Holder covenants that, at or immediately prior to the Effective Time, it will execute and deliver to each of HCR and Manor Care a letter in substantially the form of Exhibit A attached hereto. Each Holder acknowledges that the representations made in such letter may, among other things, be relied upon by counsel in opining that the Merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

          2. Agreement to Vote Shares. At every meeting of the stockholders of Manor Care called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Manor Care with respect to any of the following, each Holder, severally and not jointly, agrees that it shall vote or execute a written consent, with respect to, as appropriate all the Subject Securities as to which it has power to vote in any such vote or consent: (i) in favor of the Merger, the adoption of and execution and delivery of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, including, but not limited to a merger, consolidation or other business combination involving Manor Care or any of its subsidiaries (other than IHH); (2) a sale, lease or transfer of a material amount of assets of Manor Care or any of its subsidiaries (other than IHH) or a reorganization, recapitalization, dissolution or liquidation of Manor Care or any of its subsidiaries (other than IHH); (3) (a) any change in the majority of the board of directors of Manor Care except as contemplated by this Agreement; (b) any material change in the present capitalization of Manor Care or any amendment of Manor Care's Certificate of Incorporation; (c) any other material change in Manor Care's corporate structure or business; or (d) any other action, which, in the case of each of the matters referred to in clauses (a), (b), (c) or (d) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the consummation of the Merger or the transactions contemplated by the Merger Agreement or this Agreement.

          3. IRREVOCABLE PROXY. EACH HOLDER HEREBY, SEVERALLY AND NOT JOINTLY, GRANTS TO, AND APPOINTS MERGER SUB AND THE PRESIDENT OF MERGER SUB AND THE TREASURER OF MERGER SUB, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF MERGER SUB, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF MERGER SUB, AND ANY OTHER DESIGNEE OF MERGER SUB, EACH OF THEM INDIVIDUALLY, SUCH HOLDER'S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE OR ACT BY WRITTEN CONSENT WITH RESPECT TO SUCH HOLDER'S SUBJECT SECURITIES IN ACCORDANCE WITH SECTION 2 HEREOF. THIS PROXY IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE, AND EACH HOLDER WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY REASONABLY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY IT WITH RESPECT TO THE SUBJECT SECURITIES.

          4. Representations and Warranties of HCR.

               A. Power; Binding Agreement. HCR has full corporate power and authority to enter into and perform all of HCR's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by HCR and constitutes a valid and binding agreement of HCR, enforceable against HCR in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

               B. No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by HCR and the consummation by HCR of the transactions contemplated hereby and neither the execution and delivery of this Agreement by HCR nor the consummation by HCR of the transactions contemplated hereby nor compliance by HCR with any of the provisions hereof shall conflict with or result in any breach of any organizational documents applicable, to HCR result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third-party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which HCR is a party or by which HCR's properties or assets may be bound or violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to HCR or any of HCR's properties or assets, except for any such conflicts, breaches, defaults or violations as would not materially impair HCR's performance of its obligations hereunder.

          5. Covenants of the Holders. Each Holder, severally and not jointly, hereby agrees and covenants that:

               A. No Solicitation. Such Holder shall not, directly or indirectly, solicit (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity (other than HCR or any affiliate of HCR) with respect to Manor Care that constitutes or could reasonably be expected to lead to an Alternative Transaction. If any Holder receives any such inquiry or proposal, then it shall promptly inform HCR of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Such Holder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

               B. Restriction on Transfer, Proxies and Noninterference. Such Holder shall not, directly or indirectly: (i) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer (whether by merger, operation of law or otherwise), tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Holder's Subject Securities; provided, however, that such Holder may in connection with its estate planning objectives, transfer or assign any or all of its Subject Securities to (a) Stewart Bainum or his spouse or widow, their lineal descendants or their spouses or widows or widowers (so long as they remain spouses) (each a "Member of the Bainum Family"), or the estate of the foregoing persons (but only until such time as such shares of the Common Stock are distributed therefrom), (b) any partnership, trust, corporation or other entity (each, an "Entity"), but only if a Member or Members of the Bainum Family or another Entity satisfying the requirements hereof are the sole "Beneficial Owners" (as such term is defined under the HCR Rights Plan (as defined in the Merger Agreement)) of the Common Stock held by such Entity, other than any officer, trustee, director, or other managing person or managing partner or managing member of any such Entity to the extent any such person is deemed to be the Beneficial Owner of Common Stock held by such Entity, provided such person is not the Beneficial Owner, other than through an Entity described in this clause (b), of in excess of 1% of the total outstanding Common Stock;
          (ii) except as contemplated hereby, grant any proxies or powers of attorney, deposit any such Subject Securities into a voting trust or enter into a voting agreement with respect to any of such Holder's Subject Securities; or (iii) take any action that would make any representation or warranty contained herein untrue or incorrect or have the effect of preventing or disabling such Holder from performing its obligations under this Agreement. The Holder's Manor Care stock certificates shall be legended to reflect the above restrictions.

          6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, the covenants and agreements set forth herein shall not prevent any Holders serving on Manor Care's Board of Directors from taking any action, subject to applicable provisions of the Merger Agreement, which such director shall deem to be required by his fiduciary duties to Manor Care or its stockholders while acting in such person's capacity as a director of Manor Care.

          7. Assignment; Benefits. The rights (but not the obligations) of HCR hereunder may be assigned, in whole or in part, to Merger Sub or any other direct wholly-owned subsidiary of HCR, to the extent and for so long as it remains a direct wholly-owned subsidiary of HCR. Other than as permitted in the preceding sentence, this Agreement may not be assigned by any party hereto without the prior written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the Holder, HCR and their respective successors and permitted assigns.

          8. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier or sent by electronic transmission, with confirmation received, as specified below:

                  If to each Holder:

                  TO THE PERSONS SET FORTH ON THE SIGNATURE PAGES HERETO

                  If to HCR:

                  One SeaGate
                  Toledo, OH  43604-2616
                  Telecopier No.: (419) 252-5559
                  Telephone No.: (419) 252-5500
                  Attention:  R. Jeffrey Bixler

                  With a copy to:

                  Latham & Watkins
                  233 South Wacker Drive
                  Sears Tower, Suite 5800
                  Chicago, IL  60606
                  Telecopier No.: (312) 993-9767
                  Telephone No.: (312) 876-7700
                  Attention:  Mark D. Gerstein

or to such other address or telecopy number as any party may have furnished to the other parties in writing in accordance herewith.

          9. Specific Performance. The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

          10. Amendment. This Agreement may not be amended or modified, except by an instrument in writing signed by or on behalf of each of the parties hereto. This Agreement may not be waived by either party hereto, except by an instrument in writing signed by or on behalf of the party granting such waiver.

          11. Governing Law. The Laws of the State of Delaware shall govern the interpretation, validity and performance of the terms of this Agreement, regardless of the law that might be applied under principles of conflicts of law. Any suit, action or proceeding by a party hereto with respect to this Agreement, or any judgment entered by any court in respect of any thereof, may be brought in any state or federal court of competent jurisdiction in the State of Delaware, and each party hereto hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment.

By the execution and delivery of this Agreement, (i) HCR and Merger Sub each appoints The Corporation Trust Company, at its office in Wilmington, Delaware, as its agent upon which process may be served in any such suit, action or proceeding and (ii) each Stockholder appoints CSC/The United States Corporation Company at its office in Wilmington, Delaware, as its agent upon which process may be served in any such suit, action or proceeding. Service of process upon such agent, together with notice of such service given to a party hereto in the manner provided in Section 8 hereof, shall be deemed in every respect effective service of process upon it in any suit, action or proceeding. Nothing herein shall in any way be deemed to limit the ability of a party hereto to serve any such writs, process or summonses in any other manner permitted by applicable Law. Each party hereto hereby irrevocably waives any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any state or federal court of competent jurisdiction in the State of Delaware, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum. No suit, action or proceeding against a party hereto with respect to this Agreement may be brought in any court, domestic or foreign, or before any similar domestic or foreign authority other than in a court of competent jurisdiction in the State of Delaware, and each party hereto hereby irrevocably waives any right which it may otherwise have had to bring such an action in any other court, domestic or foreign, or before any similar domestic or foreign authority.

          12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

          13. Defined Terms. Terms used herein but not otherwise defined shall have the meanings set forth in the Merger Agreement.

          14. Termination. This Agreement shall terminate upon the earlier of
(i) the Effective Time the Merger and (ii) the date of termination of the Merger Agreement, unless the termination of the Merger Agreement gives rise to the obligation of Manor Care to pay a termination fee pursuant to Section 9.3 of the Merger Agreement, in which case the Voting Agreement shall terminate on the date that is the six month anniversary of the date of termination of the Merger Agreement. The date and time at which this Agreement is terminated in accordance with this Section 14 is referred to herein as the "Termination Date." Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby or by the Merger Agreement on the part of any party hereto or any of its directors, officers, partners, stockholders, employees, agents, advisors, representatives or affiliates; provided, however, that nothing herein shall relieve any party from any liability for such party's willful breach of this Agreement; and provided further that nothing herein shall limit, restrict, impair, amend or otherwise modify the rights, remedies, obligations or liabilities of any person under any other contract or agreement, including, without limitation, the Merger Agreement.

IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

           Health Care and Retirement Corporation


           By:  /s/ Paul A. Ormond
           Its:   President



           Bainum Associates Limited Partnership               5,417,761


           By:  /s/ B. Houston McCeney
                B. Houston McCeney
           Its: Voting General Partner

           MC Investment Limited Partnership                   4,415,250


           By  /s/ B. Houston McCeney
                B. Houston McCeney
           Its: Voting General Partner

           Mid Pines Associates Limited Partnership            1,779,628


           By:  /s/ Stewart Bainum, Jr.
                Stewart Bainum, Jr.
           Its: Managing General Partner

           Realty Investment Company, Inc.                     3,567,869


           By:  /s/ Stewart Bainum
                Stewart Bainum
           Its: President

           The Stewart Bainum Declaration of Trust             3,717,542


           By:  /s/ Stewart Bainum
                Stewart Bainum
                Trustee

           The Jane L. Bainum Declaration of Trust               798,711


           By:  /s/ Jane L. Bainum
                Jane L. Bainum
                Trustee